March 21, 2000

Mr. George G. Hays
AZI LLC
6227 E. Sunnyside Drive
Scottsdale, Arizona 85254

Re: Terms and Conditions of Acquisition Loan

Dear Mr. Hays:

This commitment letter follows up on our conversations over the past few weeks and summarizes what we discussed regarding certain proposed terms and conditions for a $500,000 loan ("Loan") from Arizona MultiBank Community Development Corporation ("MultiBank") to AZI LLC ("Borrower") for its proposed acquisition of Arizona Instrument Corporation. The Loan, as presented herein, was approved by MultiBank's Investment Committee on February 28, 2000.

Borrower:                AZI LLC,  an  Arizona  Limited  Liability  Company  and
                         operating subsidiaries, if any.

Amount:                  $500,000.

Use of Funds:            Acquisition of Arizona Instrument Corporation.

Interest Rate:           Annual  interest  rate  floating,  at Prime  Plus 4.25%
                         (currently 13%) with an additional Yield Enhancement in the amount of an accrued 2% on the principal balance, paid annually when Borrower shows positive net income before taxes.

Term: Seven months interest-only, then followed by equal monthly principal payments (approximately $6,410.26), plus interest on the principal balance, sufficient to amortize the Loan over 78 months. Unpaid balance due on Maturity.

Maturity:                61 months from the date of close.

Collateral:              General  asset lien on all current  and after  acquired
                         assets of Borrower, second only to Imperial Bank.

Personal Guaranty:       George G. Hays and Jeanine C. Hays, husband and wife.

Life Insurance:          Key  person  life  insurance  on  George G. Hays in the
                         amount  of  $500,000,  naming  MultiBank  as the  first
                         beneficiary,   to  satisfy  Borrower's  obligations  to
                         MultiBank.  Life  insurance  company  must  acknowledge
                         MultiBank's assignment and security interest in the policy.

Mr. George G. Hays
AZI LLC
re: Arizona Instrument Corporation
March 21, 2000
Page 2 of 3


Prepayment:              No  penalty   for  full  or  partial   prepayments   of
                         principal.

Fees and Expenses:       Non-refundable   Application   Fee  of  $250  (received
                         2/25/00),   Commitment   Fee  of  1.0%   ($5,000)   and
                         Documentation Fee of $350; Closing Fee of 2% ($10,000) payable at closing; and all out-of-pocket costs, fees and expenses associated with the Loan, including but not limited to legal expenses.

Other Provisions:        *    George  G.  Hays  shall   maintain  no  less  than
                              fifty-one percent (51%) ownership interest in Borrower.

                         * MultiBank may sell, assign or other wise transfer the Loan.

                         * At the time of closing, total funding for the acquisition transaction from all other sources is substantially in the currently- contemplated form and substance, including, but not limited to: 1) senior indebtedness provided by an institutional lender ("Senior Lender") in an amount not to exceed $6.5 million, reduced to $3.5 million within one week from date of closing and 2) $500,000 of new equity.

                         * Intercreditor Agreement between MultiBank and Senior Lender with commercially reasonable terms for this type of transaction, including, but not limited to: 1) best efforts for notice of event of default by Senior Lender to MultiBank, 2) senior indebtedness not to exceed $500,000 over the outstanding balance of the original facilities in place at closing; senior indebtedness cap to be increased one dollar for each dollar of subordinated debt repayment, 3) interest-rate spread over Prime Rate on the original senior facilities capped at the rate at time of closing and, upon default, the rate shall not exceed the stated default interest rate, 4) standstill provision not to exceed 180 days, 5) Senior
                              Lender's prior consent to sell, assign or otherwise transfer the Loan.

                         * Reporting requirements similar to those required by Senior Lender.

                         * No distributions to members of Borrower without written consent of MultiBank, except for tax liability purposes.

                         *    Total  debt   service   coverage,   leverage   and
                              liquidity ratios.

                         *    Capital expenditure limit of $400,000.

                         * Compensation to George G. Hays not to exceed $200,000 per annum.

                         * All other customary and reasonable business and financial terms, conditions and covenants.

Mr. George G. Hays
AZI LLC
re: Arizona Instrument Corporation
March 21, 2000
Page 3 of 3


To reserve MultiBank's Loan commitment, through June 30, 2000, please sign this letter where indicated below and return it to MultiBank no later than 5:00 p.m., Friday, March 24, 2000. Please include with the letter the Commitment Fee ($5,000) and, if you wish for MultiBank to begin drafting the loan documents, also include the Documentation Fee of $350.

Arizona MultiBank is very pleased to offer AZI LLC the proposed Loan and we appreciate the opportunity to assist you in acquiring Arizona Instrument Corporation. The proposed Loan is subject to commercially reasonable and customary documentation for a transaction of this type and current information that demonstrates no material adverse change in the condition of Arizona Instrument Corporation, or the Borrower, or the Guarantor. Upon execution of the loan documents, the loan documents shall control notwithstanding any inconsistency with this commitment letter.

Sincerely,


Andrew W. Gordon

Accepted and Agreed,

/s/ George G. Hays                          March 23, 2000
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George G. Hays                              Date
AZI LLC